Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) – THIRD QUARTER 2013 RESULTS

Highlights

•	Seadrill Partners reports net income attributable to Seadrill Partners LLC Members for the third quarter 2013 of US$14.2 million and net operating income for the third quarter of US$63.4 million.

•	Generated distributable cash flow of US$15.9 million after a reduction of $5.7 million in connection with the West Aquarius settlement for the third quarter 2013.

•	Declared an increased distribution for the third quarter of US$0.4275 per unit.

Subsequent Events

•	Completed the acquisition of the company that owns the tender rig T-16 from Seadrill Limited for US$200 million in October 2013 with management recommending a quarterly distribution increase as a result to between $0.4425 and $0.445 per unit

•	Announced settlement agreement and 18 month extension for the semi-submersible West Aquarius with a total estimated revenue potential of US$337 million, subject to partner approval. The necessary partner approvals for the extension have since been obtained.

•	Total S.A. exercised their option to convert the contract extension for the West Capella from 5 years to 3 years. As a result of this change in contract terms the dayrate has increased from US$580,000 per day to US$627,500 per day

•	Filed US$800 million mixed shelf registration statement to add flexibility to financing future rig growth

Financial Results Overview

Seadrill Partners LLC1 reports:

Total contract revenues of US$161.5 million for the third quarter 2013 (the “third quarter”) compared to US$158.6 million in the second quarter of 2013 (the “second quarter”). The increase is primarily driven by improvement in operating performance of the West Capricorn and the commencement of T-15 operations. Revenue was negatively impacted by 12 days downtime during the quarter for West Aquarius and the settlement agreement for the West Aquarius which reduced revenue in the third quarter by approximately $22 million related to the mobilization in Canada in the first quarter of 2013.

Net operating income for the quarter of US$63.4 million compared to US$71.6 million in the preceding quarter. The reduction is as a result of the West Aquarius settlement as mentioned above.

Net Income for the quarter of US$44.5 million compared to US$77.2 million in the previous quarter. This is after the recognition of non-cash loss on derivative instruments, which reflected a loss of US$5.5 million in the third quarter as compared to a gain of US$24.5 million for the second quarter as a result of a decrease in long term interest rates in the third quarter.

Net income attributable to Seadrill Partners LLC Members was US$14.2 million for the third quarter compared to US$22.1 million for the previous quarter.

Distributable cash flow was US$15.9 million for Seadrill Partners’ third quarter as compared to US$15.8 million for the previous quarter2 giving a coverage ratio of 0.83 for the third quarter. The reduction is as a result of the West Aquarius settlement, partially offset by increased contribution from the T-15. Had it not been for the West Aquarius settlement, which did not relate to operations in the third quarter, distributable cash flow would have been approximately $21.6 million giving a coverage ratio of 1.13

1)	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling rigs, Seadrill Partners LLC owns: (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius, the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 tender barge.
2)	Please see Appendix A for a reconciliation of DCF to net income, the most directly comparable GAAP financial measure.

Distribution for the period of US$0.4275 per unit, equivalent to an annual distribution of US$1.71, representing an approximate 10% increase from the Company’s minimum quarterly distribution set at its IPO. Subsequent to the acquisition of the T-16 tender rig in October Management have recommended to the Board an annualized distribution increase to between $1.77 and $1.79 per unit which would become fully effective for the distribution with respect to the quarter ending December 31, 2013 and would represent an approximate 15% increase since IPO. Any such increase would be conditioned upon, among other things, the approval of such increase by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

Operations

During the third quarter, Seadrill Partners had an interest in five rigs in operation. The fleet is comprised of two semi-submersible rigs, one drillship and two tender rigs operating in Canada, the US Gulf of Mexico, Nigeria, Angola and Thailand respectively. During the quarter the T-15, which was acquired on May 17, 2013, commenced operations on full rate.

During the quarter Seadrill Partners reached a settlement agreement with ExxonMobil in which it agreed to non-payment from ExxonMobil for 37 days during the mobilization period which ended in first quarter of 2013 as a result of the time required for the rig to complete modifications and repairs in order to meet the regulatory requirements for operations in Canadian waters and for the operator to receive authorization from the Canadian authorities to commence operation. In conjunction, Hibernia Management and Development Company Ltd, (HMDC) has agreed to negotiate an 18 month contract for the ultra-deepwater harsh environment semi-submersible West Aquarius thereby extending the operations for the rig off the east coast of Canada until April 2017, subject to partner approval. The necessary partner approvals for the extension have since been obtained.

Total S.A. have exercised their option to convert the contract extension for the West Capella from 5 years to 3 years. As a result of this change in contract terms the dayrate has increased from US$580,000 per day to US$627,500 per day. The use of the option to convert to a shorter contract with a higher dayrate reflects a transfer of operatorship for the license and the wish for the new operator to retain flexibility. The Company is confident however that there will be additional requirements for the rig in Nigeria post 2017.

The Company’s fleet performed very well during the third quarter, achieving an overall economic utilization rate of 97% on average, excluding the West Aquarius settlement which was linked to operations in the first quarter. The improvement from the second quarter utilization of 92% is due to improved operations on the West Capricorn and continued strong performance on the balance of the fleet.

Operating expenses for the third quarter were US$101.3 million, compared to US$90.6 million in the second quarter. The increase in operating expenses is largely explained by the commencement of T-15 operations during the quarter, costs incurred in Thailand re-billed to Seadrill in revenue and higher administrative expenses.

Acquisitions

On October 21, 2013 Seadrill Partners completed the acquisition of the company that owns the tender rig T-16 from Seadrill Limited (“Seadrill”) for a total purchase price of US$200 million. The T-16 is contracted with Chevron in Thailand at an initial contract dayrate of US$115,500, which is subject to escalation to cover cost increases. As a result of the acquisition and as noted above management have recommended a distribution increase of between US $0.025 and US$0.03, or an annualized increase of between US$0.10 and US$0.12.

Financing and Liquidity

As of September 30, 2013, the Company had cash and cash equivalents, on a consolidated basis, of US$71.8 million and a revolving credit facility of US$300 million provided by Seadrill as the lender. As of September 30, 2013, US$75.9 million was drawn on this facility to finance short-term working capital needs and to help manage the Company’s debt amortization requirements. Total debt excluding the drawn revolver balance was US$1,216.9 million as of September 30, 2013; US$1,107.4 million of this debt was originally incurred by Seadrill, as borrower, in connection with its acquisition of the drilling rigs. Subsidiaries within the Seadrill Partners group that now own the drilling rigs entered into agreements with Seadrill, pursuant to which each rig owning subsidiary will make payments of principal and interest directly to Seadrill. These loan agreements with Seadrill Limited are classified as related party transactions.

The Company has four secured credit facilities, one of which matures in June 2014. The Company expects to refinance this facility ahead of its expiration either in the secured rig finance market or in the debt capital markets in order to achieve the most effective capital structure. The remaining three facilities expire in 2015, 2016, and 2017 respectively and a similar refinancing strategy should be expected at maturity debt levels or higher. Additionally the Company has a US$110 million vendor loan from Seadrill Limited maturing in 2016 relating to the acquisition of the T-15. The Board is confident that the facilities can be refinanced at attractive terms with improved repayment profiles. The Company’s goal is to achieve a capital structure independent of Seadrill Limited which will allow it to appropriately manage debt terms and debt amortization.

Seadrill Partners is actively exploring debt structures that are more suited for its policy of cash distribution. The current back-to-back loans with Seadrill Limited have an amortization profile that can likely be improved. The Company is currently reviewing opportunities in a number markets that would serve to refinance current debt outstanding and provide Seadrill Partners with a more manageable amortization schedule and maturity profile.

As of September 30, 2013, Seadrill Partners had interest rate swaps with Seadrill outstanding on principal debt of US$1,126.3 million. All of the interest rate swap agreements were entered into subsequent to the IPO Closing Date and represent approximately 92% of debt obligations as of September 30, 2013. The average swapped rate, excluding bank margins, is approximately 1.16%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure.

Market

The fundamental outlook for the offshore drilling industry remains firm. Exploration and production companies continue to view deep and ultra-deepwater acreage as attractive areas to invest capital. Several oil companies are however are encountering a period in which cash flows are challenged and budgets must be re-examined. It is typical during these periods for project commencements in all regions to slow on the margin before growth capital is deployed in the most impactful projects that will replace reserves and grow free cash flow.

Since the middle of 2012, ultra-deepwater drilling rigs have benefited from stable dayrates. However, bifurcation has led to lower rates for non-premium deepwater units. E&P companies remain comfortable with rates in the range of US$550,000-US$650,000 per day for the highest end asset classes due to the unique efficiency and safety enhancements they provide. We have recently seen a trend where oil companies are exchanging 4th and 5th generation rigs with new deliveries. This has particularly been the case in the US Gulf where the need for dual seven ram BOP’s and other high specification features is forcing 4th and 5th generation assets out of the market. This trend might lead to pressure on rates for 4th and 5th generation rigs. The Board is comfortable that the utilization of 6th and 7th generation UDW rigs, such as the units in Seadrill Partners fleet, will, based on current demand seen, remain close to 100%. The oil companies are currently reconsidering investment plans and are cutting part of their exploration programs. However, the fact that the major oil companies even in a reduced capex environment are still increasing spending in ultra-deepwater areas illustrates the attractiveness of the Company’s positioning. A positive outcome of the new exploration program coming up in Angola with between 10-15 exploration wells to be drilled in 2014 can easily be the factor which creates strong momentum in the ultra-deepwater market.

The number of deep and ultra-deepwater discoveries has increased materially since 2010 and the Company expects this trend to continue. Importantly, as these trends migrate from discoveries to development projects average contract terms are expected to increase as development plans typically have longer duration than exploration activities. Seadrill Partners’ tender rig fleet is also ideally positioned to take advantage of development spending trends as these assets are primarily used in development activities.

During the third quarter leading edge dayrates continue to be in-line with first half 2013 levels with the most recent contracted dayrates ranging from US$550,000-US$650,000. Seadrill Partner’s ultra-deepwater rigs current dayrates range from US$487,000 per day to US$580,000 per day. As of September 30, 2013 Seadrill Partners’ total fleet’s average remaining contract term was 3.3 years, excluding the West Aquarius extension. Given the Company’s expectation of continued strength in dayrates, it is possible that the Company’s below market contracts will be re-contracted at higher rates as their contracts expire. This may create the potential for increased distribution from existing assets.

Outlook

The Board views Seadrill Partners’ first year as a public company as a very successful one. The Company has succeeded in growing the fleet and increasing distributions, which will have grown by approximately 15% by the fourth quarter of 2013 based on management’s recommendations. . Going forward Seadrill Partners’ growth strategy has two paths; acquiring additional rigs and acquiring additional units in its operating companies. The Company believes that in principle the former should come before the latter in order to achieve fleet diversification with additional rigs. These additional rigs will reduce contract rollover risk in any given year and create a smooth cash flow profile that will support visibility in distributions. Due to the size of the assets under consideration as acquisition targets, it is likely that the Company will continue to acquire percentages of drilling units utilizing the current operating company structure. Seadrill’s large fleet of premium ultra-deepwater assets provides significant opportunities to facilitate this industry leading growth profile.

Once a diversified fleet is achieved, the acquisition of additional shares of existing operating companies is likely. The Board believes this will provide Seadrill Partners with one of the most visible growth paths of all MLP’s in the marketplace.

Seadrill has recently contracted several high specification jack-ups for up to 6 years. The jack-up business, which historically has shown high utilization and stable operating costs might be an additional attractive growth area for Seadrill Partners.

Average economic utilization of the Company’s rigs at 97% is a significant achievement and is evidence of the Company’s focus on operational excellence. The West Capella will undergo its 5 year classing during the fourth quarter, the Board is confident that the cost and downtime suffered will be less than expected at the time of the IPO. . The fourth quarter will be positively impacted by the cash contribution of the T-16 tender barge and negatively impacted by approximately 7 days of downtime for the West Vencedor and 14 days in respect of the West Aquarius in connection with its 5 year classing. The Board believes the Company has good control over its cost structure. The fleet is now operating well and otherwise expected to continue with solid operational performance leading an expected coverage ratio for the quarter back up above one, despite the above downtime. Based on similar operational performance in the first quarter of 2014 the coverage ratio is expected to improve further. The increased rate for the Capella of an additional $65,380 per day will come into effect in April 2014 which will further strengthen cash flow. Further improvement is expected with the increased rate in respect of the West Aquarius extension from 2015.

The Board is excited by the Company’s growth potential and confident about its ability to grow distributions in the future and is fully focused on the acquisition of new rigs in order to achieve this.

November 25, 2013
The Board of Directors
Seadrill Partners LLC
London, UK.

Questions should be directed to:
Graham Robjohns: Chief Executive Officer
Rune Magnus Lundetrae: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling rigs in OPCO’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS (1)(2)	Three months ended			Nine months ended

	September	June 30,	September	September	September
(US$ millions)	30, 2013	2013	30, 2012	30, 2013	30, 2012
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Operating revenues
Contract revenues	$161.5	$158.6	$147.3	$481.6	$409.3
Reimbursable revenues	2.6	3.2	2.7	10.3	7.2
Other revenues	0.6	0.4	5.0	5.8	13.5

Total operating revenues	164.7	162.2	155.0	497.7	430.0

Operating expenses
Vessel and rig operating expenses	66.1	59.0	59.9	189.5	148.6
Reimbursable expenses	2.3	3.0	2.4	9.6	6.5
Depreciation and amortization	23.7	22.3	22.0	67.6	52.9
General and administrative expenses	9.2	6.3	4.3	21.2	18.1

Total operating expenses	101.3	90.6	88.6	287.9	226.1

Net operating income	$63.4	$71.6	$66.4	$209.8	$203.9

Financial items
Interest income	0.8	0.9	—	2.2	1.2
Interest expenses	(14.1)	(12.8)	(12.2)	(38.9)	(30.1)
(Loss)/Gain on derivative financial instruments	(5.5)	24.5	(2.2)	23.1	(12.7)
Foreign currency exchange gain/(loss)	1.2	(0.3)	(0.5)	0.2	(1.9)

Total financial items	(17.6)	12.3	(14.9)	(13.4)	(43.5)

Income before income taxes	45.8	83.9	51.5	196.4	160.4

Income taxes	(1.3)	(6.7)	(10.8)	(13.3)	(26.6)

Net income	$44.5	$77.2	$40.7	$183.1	$133.8

Net income attributable to Seadrill Partners LLC members	$14.2	$22.1	$40.7	$56.1	$133.8
Net income attributable to the non-controlling interest	30.3	55.1	—	127.0	—

Total units outstanding at the end of the period:
Common units (basic and diluted)	24,815,025	24,815,025	—	24,815,025	—
Subordinated units (basic and diluted)	16,543,350	16,543,350	—	16,543,350	—

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS (1)(2)	September	December
	30, 2013	31, 2012
(in US$ millions)	Unaudited
ASSETS
Current assets
Cash and cash equivalents	71.8	19.5
Accounts receivables, net	191.8	134.1
Mobilization revenue receivable – short-term	16.6	13.6
Amount due from related party	49.2	39.6
Other current assets	20.3	34.5

Total current assets	349.7	241.3

Non-current assets
Newbuildings	—	112.0
Drilling units	2,196.7	2,103.0
Mobilization revenue receivable – long-term	48.0	49.4
Deferred tax assets	2.5	0.6
Other non-current assets	4.0	9.2

Total non-current assets	2,251.2	2,274.2

Total assets	$2,600.9	$2,515.5

LIABILITIES AND MEMBERS’ CAPITAL/OWNERS EQUITY
Current liabilities
Current portion of long-term related party payable	545.1	235.6
Related party revolving credit facility	75.9	—
Trade accounts payable and accruals	26.9	28.3
Deferred mobilization revenue – short-term	20.1	19.9
Related party payable	177.6	122.2
Other current liabilities	24.0	27.3

Total current liabilities	869.6	433.3

Non-current liabilities
Long-term related party payable	671.8	1,057.1
Deferred mobilization revenue – long-term	44.9	41.1
Other non-current liabilities	—	0.4

Total non-current liabilities	716.7	1,098.6

Total Liabilities	1,586.3	1,531.9

Total equity	1,014.6	983.6

Total liabilities and equity	$2,600.9	$2,515.5

(1)	As of October 24, 2012, the financial statements of Seadrill Partners LLC (“the Company”) as a separate legal entity are presented on a consolidated basis. For periods prior to October 24, 2012, the results of operations and balance sheet have been carved out of the consolidated financial statements of Seadrill Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Company’s interests in the four rigs in OPCO’s initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to October 24, 2012 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. These allocated costs have been accounted for as an equity contribution in the combined consolidated balance sheets. The basis for the allocations are described in note 1 of the consolidated and combined carve-out financial statements contained in Company’s 2012 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.
(2)	On May 17, 2013, the Company acquired from Seadrill interests in the subsidiaries that own and operate the Tender Rig T-15. This transaction is deemed to be a reorganization of entities under common control. As a result the Company’s balance sheets, statement of operations, cash flows and changes in members’ capital/owners equity have been restated in accordance with US GAAP to include the Tender Rig T-15, as if the Company had acquired the entities that own and operate the Tender Rig T-15 for the entire period that the entities have been under the common control of Seadrill. The periods restated include similar allocations as noted above.

APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealised foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

Distributable cash flow is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

For accounting purposes, in accordance with U.S. GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of distributable cash flow (“DCF”) as described below.

DISTRIBUTABLE CASH FLOW
	Three months ended	Three months ended
	September 30, 2013	June 30, 2013
(in US$ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	$14.2	$22.1
Interest income	(0.8)	(0.9)
Interest expense (including interest rate swap settlement amounts)	14.1	12.8
Loss/(Gain) on derivative financial instruments	5.5	(24.5)
Depreciation and amortization	23.7	22.3
Currency exchange loss	(1.2)	0.3
Income taxes	1.3	6.7
Non-controlling interest	30.3	55.1

EBITDA for the third quarter 2013	87.1	93.9

Add: Net mobilization earnings capitalized	—	2.3
Less: Amortization of mobilization revenue and expenses	(2.9)	(2.3)

Adjusted EBITDA	84.2	93.9

Cash interest income	1.2	0.8
Cash interest expense	(16.6)	(12.2)
Cash tax paid	(6.0)	(9.8)
Pre acquisition losses of T-15 (April 1, 2013 – May 17, 2013)	—	0.8
Pre-IPO West Aquarius settlement	3.1	—
Estimated maintenance and replacement capital expenditure (1)	(20.4)	(19.6)

Cash flow available for distribution	45.5	53.9

Cash flow attributable to non-controlling interest (2)	(29.6)	(38.1)

Distributable cash flow for the third quarter 2013	$15.9	$15.8

Distribution declared for the period	$19.1	$17.3
Coverage	0.83x	0.91x

1	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as apposed to amounts actually spent. Seadrill LP (“OPCO”) must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.
2	The non-controlling interest comprises (i) the 70% Seadrill Limited partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius and the West Vencedor and (ii) the 49% Seadrill limited liability company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn. The non-controlling interest existed from the IPO closing date. There is no non-controlling interest existing for the T-15 rig.